## Contact

www.linkedin.com/in/gilbertsmith1 (LinkedIn)

## Top Skills

Business Development
Management
Project Management

## Languages

English (Professional Working)

## Certifications

Director

# Aaron Heimes, MBA

President & Co-Founder of e360tv Streaming Network. Marketing & Business Development Manager. Branded Content Producer.

Phoenix, Arizona, United States

## Summary

Aaron Heimes is a passionate and disciplined media executive that is focused on the expanding over-the-top media distribution and marketing channels.  With a background in media, marketing, and project management, Aaron focuses on the creation of cross-device distribution channels that includes a feature-rich viewing experience for audiences.  This includes content-to-commerce, live content production and distribution, and branded content to create a value proposition that allows viewers to control their experience while unobtrusively pushing brands to the right people, in the right places, at the right time. Aaron is a producer of branded content and President of the OTT network, e360tv.   Aaron holds a Bachelors in Business Management and two MBAs in Energy and Project Management.

## Experience

### e360tv OTT Network

Co-Founder
April 2017 - Present (6 years 6 months)
Irvine, CA

e360tv is a digital media infrastructure which includes e360tv OTT platform, an on-demand and live viewing platform that combines the smartest tech, top-tier media production, content curation and global distribution channels to deliver exemplary value to brands and audiences. The network is available on 190+ million screens including PC, mobile and OTT platforms Apple TV, Roku, Android and Amazon Fire.

e360tv uses a unique and global distribution network to curate and promote quality content on a technologically advanced platform, available on all screen types, that provides viewers with content experiences dependent on their actual preferences, locations, demographics, and online profile.  Brands are placed next to content that is augmented via social, traffic mgmt, SEO PR

and digital marketing to pull in target audiences with content in lieu of direct marketing.  This method saves brands money and is 6x more effective.

e360tv is a revolutionary platform, in that, for the first time ever, will integrate content, social media, experimental technology and commerce into a “lean-back” interactive experience that galvanizes both mainstream and niche audiences.

### Aft Watch Consulting
Marketing & Business Development Manager
October 2011 - Present (12 years)
Phoenix, Arizona Area

This position is focused on finding solutions for companies to take their product/service from concept to market or increasing their market share and sales in contracting periods of their business cycle.  Services are all-inclusive or ala carte.  This position has led to working in a variety of industries including the solar industry, consumer products, information technology and the legal marijuana industry. This is a very detailed-orientated and researched process that is organized using project management software including setting milestones, budgets, personnel and other requirements for tasks and procuring/hiring as needed, assigning responsibilities and laying out a schedule for all team members to reference as a strategy moves forward. Inclusive of the position includes:

• Facilitate and lead development of marketing strategies based upon industry analyses, budget, business status, target audience(s), research of case studies and surveys, legal constraints and focus of the organization.
• Completing research and tools such as communication matrices, SWOT analyses, quantitatively and qualitatively identifying target audiences for each brand, identifying key players and advocates to target, risk matrices and the like to build the foundation of information that will be used in the planning stage of the strategy.
• Planning and aligning marketing, sales, public relations, social media activities and advertising campaigns to maximize return-on-investment. Advertising channels include television advertising, radio advertising/interviews, print and digital advertising, social media to build brand awareness and loyalty and drive sales.
• Strategic planning included defining milestones and timelines to create a work breakdown structure.

• Consistently using KPIs inclusive of web analytics, social analytics and sales to track customer traffic and response to messaging, imagery and other factors to improve ROI.  Customer feedback is analyzed for improvements.

## Phoenician Nutrients, LLC
### President
January 2011 - May 2017 (6 years 5 months)
Scottsdale AZ

The company was formed and is currently in operation with a first-to-market, patented consumer product distributed worldwide named Tiresias Mist. My role was being the leader of taking the product from concept to its current distribution. High Times recognized Tiresias Mist with a product of the year award in 2012.  This included strategic planning and executing all aspects of the product life-cycle inclusive of:
• Logo, product labeling and packaging design.  Protecting intellectual property with patent and trademark.
• Facilitating web design and building web content including press releases, interviews, videos and social media engagement.  Identified brand advocates to build web presence and SEO.
• Organized and executed sales strategy that included email, phone and face-to-face sales.
• Marketing & advertising strategy that included both print and digital adverting and attending events.
• Distributor negotiation and relations which led to current channel distribution including online, retail and wholesale distribution in the U.S., Canada, and other countries including the U.K. and Australia.
• Other activities included light manufacturing, procurement, distribution of products, and networking.

## UNITED STATED NAVY, USS TRENTON
### DECK CREW, BOATSMAN
March 1994 - February 1998 (4 years)

Also referred to as a "deck ape" the deck crew handled carrying out the duties of preserving the ship (i.e. painting a lot), mooring and anchoring duties, working with small boat ops, standing watch, inventory of ships supplies and other duties.  Wonderful experience.

## Education

### University of Phoenix

Master of Business Administration (MBA)  BS Business Mgmt, Project and Energy Management · (2001 - 2012)